Exhibit 99.1

Goldcorp to Release 2018 Third Quarter Results on October 24th; Conference Call and Webcast on October 25th

VANCOUVER, Sept. 27, 2018 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) will release its 2018 third quarter results after market close on Wednesday, October 24, 2018, followed by a conference call and webcast to be held on October 25, 2018 at 10:00 am PT.

Third Quarter 2018 Conference Call and Webcast details:

Date:	Thursday, October 25, 2018
Time:	10:00 a.m. (PT)
Toll Free (US and Canada):	1-800-355-4959
Outside US and Canada:	1-416-340-2216

A live and archived webcast will also be available on Goldcorp's website at www.goldcorp.com.

The conference call will be available for replay by phone at:

Toll Free (US and Canada):	1-800-408-3053
Outside US and Canada:	1-905-694-9451
Replay end date:	Nov 25, 2018
Replay Passcode:	4818060#

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell	Christine Marks
Director, Investor Relations	Director, Corporate Communications
Telephone: (800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com

View original content:http://www.prnewswire.com/news-releases/goldcorp-to-release-2018-third-quarter-results-on-october-24th-conference-call-and-webcast-on-october-25th-300720709.html

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2018/27/c4761.html

%CIK: 0000919239

CO: Goldcorp Inc.

CNW 19:04e 27-SEP-18